May 13, 2020

Dear Fellow Shareholders,

EMX's unique business model has provided well for your Company during our 16 year history, and further astute capital allocation will drive value creation in 2020 and beyond. We ended 2019 with working capital of $75 million, including $69 million in cash, nil debt, and interests in over 100 mineral properties on five continents. The Company's strong treasury, and a seasoned team that has navigated multiple industry cycles, positions us to not just persevere through the current global economic challenges, but to prosper by capturing valuable opportunities during these unique times. EMX remains focused on executing a strategy of growth and value creation via our royalty generation, royalty acquisition and strategic investment initiatives. This diversified approach provides ever increasing portfolio optionality as we gain more and more global mineral rights exposure.

There continues to be heightened industry interest in our royalty generation portfolio, as marked by a record pace of annual deal flow during the last year. Over $10 million is slated to advance EMX's organically generated properties during 2020, albeit with schedules pushed out by a quarter or two due to the Covid related slowdown. Importantly, many of EMX's counter parties are well financed top tier companies, such as South32 and Kennecott. As EMX's mineral property interests are advanced and more deals consummated, we are filling the royalty generation pipeline with new projects. EMX has a track record of upgrading our project pipeline during market retrenchments, and 2020 will be no exception.

As a complement to royalty generation, EMX is deploying capital to generate additional cash flow from strategic investments and royalty acquisitions. EMX anticipates revenue from its recent investments in the Rawhide gold-silver mining operation in Nevada, as well as from Ensero Solutions Inc., an environmental remediation and mine reclamation company. Ensero provided a unique situation for EMX to receive immediate, predictable revenue, while establishing the basis for a strategic alliance to unlock value by solving the challenges of environmentally encumbered, yet prospective mineral properties. From recent advances on the royalty acquisition front, EMX now has a commanding royalty position in Alaska's productive (i.e., the high-grade Pogo mine) Goodpaster gold district, 18 royalty properties in the prospective metallogenic belts of northern Chile, and our first royalty in Finland, which covers the Kaukua palladium project.

Meanwhile, the Company's long standing royalty properties, including Leeville in Nevada, the Timok Project in Serbia, and Balya in Turkey, are the focus of exploration and development by their respective operators. Nevada Gold Mines LLC (a Barrick-Newmont JV) has been delineating new reserves, resources, and mineralized trends at Leeville. China's Zijin Mining Group is aggressively preparing for initial copper-gold production in 2021 from Timok's Upper Zone project. At the Balya lead-zinc-silver project, the new Turkish operator is on track to ramp-up production as feed for their nearby district processing operations. Notably, the development of Balya will be an important waypost for the project, with the Company realizing increasing cash flow from an organically generated royalty property.

EMX has a resilient combination of revenue from royalties, pre-production payments, and strategic investments that has been sustaining our growth over time. The team responsible for EMX's ever-increasing portfolio value is a pleasure to work with, which for me has been a highly rewarding experience. We continue to grow, learn, and master the complexities of the mining and royalty business sectors, distinctly to the advantage of EMX's shareholders. Thanks to our loyal shareholders and dedicated team, EMX has had another great year, with 2020 promising to be even better.

Respectfully Submitted,

David M. Cole

President and Chief Executive Officer

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com